STATE OF DELAWARE
CERTIFICATE OF CORRECTION AMENDMENT
OF CERTIFICATE OF INCORPORATION

Extract Pharmaceuticals Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1. The name of the corporation is Extract Pharmaceuticals Inc.

2. That a Certificate of Amendment to the Certificate of Incorporation was filed by the Secretary of State of Delaware on April 6, 2017 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is in the Article thereof numbered "FOURTH" which incorrectly states the number of authorized shares of common stock as two hundred million shares.

4. Article FOURTH of the Certificate is corrected to read as follows:

> The corporation shall have the authority to issue three hundred million shares of common stock with a par value of $0.0001 and twenty million shares of preferred stock with a par value of $0.0001. The preferred stock may be issued in series, each of which may have such voting powers and such designations, preferences and relative, participating, optional or other special rights, and qualifications, or restrictions thereof, as shall be stated in the resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by this provision of its certificate of incorporation.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction to be signed this 21st day of April, 2017.

By: /s/ Daniel Masters
Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:27 PM 04/21/2017
FILED 03:27 PM 04/21/2017
SR 20172706693 - File Number 5493825